Trees
1901 S Navajo St
Denver, CO 80223

August 1, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, DC 20549

Attention: Ta Tanisha Meadows

Dear Ms. Meadows:

We are in receipt of your comment letter dated July 19, 2022 to Adam Hershey, Interim Chief Executive Officer at TREES Corporation (formerly General Cannabis Corp) (the “Company”).  This letter responds to your comment.  For ease of reference, I have duplicated your comment below, followed by the Company’s response.

1.	Comment:

We read your response to comment 4 and note your proposed disclosure relates to the conclusion on disclosure controls and procedures, as opposed to internal control over financial reporting. Please refer Item 308(a) of Regulation S-K and provide in an amended 10-K a report of management on the company's internal control over financial reporting that contains:

(1) A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant;

(2) A statement identifying the framework used by management to evaluate the effectiveness of the company's internal control over financial reporting; and

(3) Management's assessment of the effectiveness of the company's internal control over financial reporting as of the end of the most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. This discussion must include disclosure of any material weakness in internal control over financial reporting identified by management. Management is not permitted to conclude that the company's internal control over financial reporting is effective if there are one or more material weaknesses in the company's internal control over financial reporting.

Response:

The Company will amend its Form 10-K for the year ended December 31, 2021 to include the required report of management on the Company’s internal control over financial reporting.

Please confirm that the Division has no further comments in respect of the above. I can be reached at 917-880-0743 and the Company’s Chief Financial Officer, Jessica Bast, at 303-759-1300 should you wish to discuss.

Sincerely,

TREES Corporation (f/k/a General Cannabis Corp)

By:	/s/ David R. Fishkin
David R. Fishkin
General Counsel

cc:Adam Hershey (Interim CEO)

Jessica Bast (CFO)